UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

Timberline Resources Corp.

(Name of Issuer)

Common stock, $0.001 par value

 (Title of Class of Securities)

887133106

(Cusip Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 887133106

1.	Name of Reporting Person: John A. Swallow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,037,500*

		6.	Shared Voting Power: 2,753,849**

		7.	Sole Dispositive Power: 1,037,500*

		8.	Shared Dispositive Power: 2,753,849**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,791,349* **

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.25%

12.	Type of Reporting Person: IN

*

Includes presently exercisable options to purchase 625,000 shares.

**

Includes 2,733,849 shares owned by Cougar Valley, LLC, a limited liability company owned by John A. Swallow and Erin A. Swallow, husband and wife

Item 1(a).	Name of Issuer:
Timberline Resources Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
101 E. Lakeside Avenue
Coeur d’Alene, Id. 83814

Item 2(a).	Name of Person Filing:
John A. Swallow

As of the date hereof, the Reporting Person is the beneficial owner of 3,791,349 shares of Common Stock.  Of that amount, 25,000 shares are owned directly by John A. Swallow, 625,000 are shares subject to presently exercisable purchase options, 387,500 shares are owned by John A. Swallow - Roth IRA, 20,000 shares owned by Erin A. Swallow - Roth IRA, 2,733,849 shares are held by Cougar Valley, LLC (owned by John A. and Erin A. Swallow, husband and wife).

Item 2(b).	Address of Principal Business Office or, if none, Residence:
P.O. Box 2644
Coeur d’Alene, Id. 83816

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common stock, $0.001 par value

Item 2(e).	CUSIP Number:
887133106

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)

Amount beneficially owned:       3,791,349 *  **

As of the date hereof, the Reporting Person is the beneficial owner of 3,166,349 shares of Common Stock.  The percentages set forth in this Schedule 13G are calculated based on 40,365,558, the number of shares outstanding as of December 31, 2009 – per management of Timberline Resources Corporation.  The Reporting Person continues to hold vested options to purchase 625,000 shares of Common Stock from the Issuer.

(b)	Percent of class: 9.25%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,037,500*

(ii) Shared power to vote or to direct the vote: 2,753,849

(iii) Sole power to dispose or to direct the disposition of: 1,037,500*

(iv) Shared power to dispose or to direct the disposition of: 2,753,849**

*

Includes presently exercisable options to purchase 625,000 shares.

**

Includes 2,733,849 shares owned by Cougar Valley, LLC, a limited liability company owned by John A. Swallow and Erin A. Swallow, husband and wife

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2010

/s/John A. Swallow

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